Mail Stop 03-08


								May 5, 2005


By Facsimile and U.S. Mail

Mr. James N. Jannello
Chief Executive Officer
Janel World Trade, LTD.
150-14 132nd Avenue
Jamaica, NY 11434

	RE:	Form 10-K for the Fiscal Year Ended September 30, 2004
		File Date: December 28, 2004
		File No. 333-60608

		Form 10-Q for the Quarterly Period Ended December 31,
2004


Dear Mr. Jannello:

	We have reviewed your responses contained in the letter dated April 26, 2005 and upon reviewing those responses issue the following comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2004


Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition
1. We read your response to prior comment number 6, along with your
proposed revision to your revenue recognition policy and it
appears
you have not fully addressed our comment. Based on your proposed disclosure, it is our understanding that under arrangements where you act as a freight consolidator, you record revenues based on the gross
amount billed to customers, whereas under arrangements where you act
as an agent for the shipper, you record revenues based on the net amount retained as a commission or fee. Please provide us supplementally your analysis under EITF 99-19 which supports your determination to record the freight consolidator revenues on a gross basis and certain other revenues on a net basis. Ensure your response is clear in terms of the distinguishing features of these arrangements that result in the differing revenue recognition methodologies. Also ensure your response addresses your consideration of the four items listed in paragraph 3 of EITF 99-19 as well as each of the indicators of gross versus net reporting in paragraphs 7-20 of the EITF. Notwithstanding the preceding, please revise your proposed disclosure to indicate the basis in GAAP for your various revenue recognition methodologies. Show us how the revised disclosure will read.
2. With respect to your freight consolidation revenues, please tell us your basis for recording revenues at the point of delivery to the direct carrier, rather than at the point of delivery to and acceptance by your customer. In this regard, it appears to us that the earnings process is not complete until you have delivered the product to the customer. Please ensure you consider the provisions of SAB Topic 13 in crafting your response. Also, please revise your disclosures in future filings to indicate your basis for recording revenues prior to delivery to and acceptance by the customer.

Note 8 - Stockholders` Equity
3. Based on your response, it does not appear that you are able to support having recorded no compensation related to the restricted stock grant. Thus, please tell us in detail how you plan to revise your financial statements accordingly. In this regard, we note your point that the result of the revision of the financial statements will be an equity reclassification, reducing retained earnings and increasing additional paid in capital. However, we note that the revision will also result in a potentially significant increase in net losses in the year ended September 30, 2002 and that the revision may also substantially reduce or even eliminate your retained earnings balance.

      In your response, please address for us in detail how you determined the revised fair value of the restricted stock issuance, including the significant assumptions used and the basis for those assumptions. Also, to the extent that the fair value you determine for the restricted stock is significantly less than the range of values at which your stock began to actively trade in mid-August 2002, less than one month after the restricted stock grant, please provide us a detailed chronology of the events that occurred after the date of grant that resulted in the significant increase in the quoted market price/fair value of your stock. Also be advised with respect to the restricted shares that were issued to employees that
APB 25 precludes adjustments to fair value measurements for restrictions on transferability of the stock.

*******

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

      If you have any questions regarding these comments, please direct them to Staff Accountant David DiGiacomo at (202) 551-3319. In his absence, direct your questions to Robyn Manuel at (202) 551-
3823.  Any other questions may be directed to me at (202) 551-
3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief


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Mr. James N. Jannello
Chief Executive Officer
Janel World Trade, LTD.
May 5, 2005
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